Prof. Dr. Rolf Watter

Rechtsanwalt, LL.M.

+41 58 261 52 80

rolf.watter@baerkarrer.ch

Postfach 1548 | CH-8002 Zürich JEFFERIES LLC 520 Madison Avenue New York, New York 10022 United States of America Zurich, 5 May 2021

AC Immune SA — Technical Legal Opinion

Ladies, Gentlemen

We have acted as Swiss legal counsel to AC Immune SA (the "Issuer") in connection with the open market sale agreementSM dated 5 May 2021 between the Issuer and Jefferies LLC (the "Agreement").

This technical legal opinion is rendered to you pursuant to section 4 p) of the Agreement. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Agreement.

1	Documents

In arriving at the opinions expressed in Section 3 below, we have exclusively examined and relied on the following documents:

a)	a pdf copy of the executed Agreement;

b)	a pdf copy of the registration statement on Form F-3 filed on 28 April 2021 under the United States Securities Act of 1933, as amended, relating to the registration of certain securities of the Issuer, including common shares, each with a nominal value of CHF 0.02 (the "Prospectus");

c)	a pdf copy of the prospectus supplement relating to the transactions contemplated by the Agreement dated 5 May 2021 (the "Prospectus Supplement");

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d)	a pdf copy of an extract from the Commercial Register of the Canton of Vaud in respect of the Issuer, certified by such Commercial Register as of 29 April 2021 (the "Extract");

e)	a pdf copy of the articles of association (Statuten) of the Issuer dated 23 February 2021 and certified on 29 April 2021, to correspond to the latest version filed with the Commercial Register of the Canton of Vaud (the "Articles"); and

f)	a pdf copy of the organizational regulations of the Issuer's board of directors, dated as of 19 March 2020 (the "Organizational Regulations") as available on the website of the Issuer;

g)	a pdf copy of an extract from the minutes of the meeting of the Issuer's board of directors (the "Board of Directors") dated 17 August 2020 resolving, inter alia, on the establishment of a transaction committee for the implementation of an at-the-market-offering (the "Transaction Committee" and such resolution, the "Board Resolution");

h)	a pdf copy of the circular resolution of the Transaction Committee dated 3 September 2020 approving, inter alia, the execution of the Agreement and the publication of the Prospectus Supplement (the "TC Resolution"); and

i)	such other documents as we deemed necessary to render our opinions expressed in Section 3 below.

2	Assumptions

In arriving at the opinions expressed in Section 3 below, we have assumed (without verification) each of the following:

a)	that all documents submitted to us in a form other than an original conform to authentic and complete originals;

b)	that all signatures on documents examined are genuine;

c)	that all representations and warranties (other than those, if any, to which our opinions expressed in Section 3 below explicitly relate) and all statements of fact set out in the agreements and other documents examined are true and accurate;

d)	that the Agreement was entered into by all parties thereto at arm's-length terms and for bona fide commercial reasons and none of the directors or officers of any such party has or had a conflict of interest with such party in respect of the Agreement or any related documents, or otherwise lacked capacity, that would preclude such director or officer from validly representing

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(or granting a power of attorney in respect of the Agreement or any related documents for) such party;

e)	that the Extract, the Articles and the Organizational Regulations are unchanged, correct, up-to-date and in full force and effect as of the date hereof and no changes have been made in such documents;

f)	that all written agreements, resolutions, regulations and other documents examined remain in full force and effect as of the date of this letter and have not been amended, revoked, rescinded or affected by any action subsequent to their execution or taking, and that the terms of each agreement examined reflect the true intent and the entire agreement of the parties thereto in respect of its subject-matter (except as otherwise stated therein);

g)	that the Board Resolution is a true record of the proceedings described therein in a duly convened, quorate and constituted meeting of the Board of Directors and has not been rescinded or amended and is in full force and effect;

h)	that the TC Resolution was adopted by the board members in the form submitted to us, is valid, has not been revoked and is in full force and effect on the date hereof;

i)	that the signatures appearing on the pdf copy of the Agreement referred to in Section 1 lit. a) above for execution on behalf of the Issuer are the genuine signatures of the persons whose names appear therein, and that such copy, or a copy signed by the same persons and identical in content, was delivered to each party to the Agreement other than the Issuer after signing;

j)	that each party to the Agreement, other than the Issuer, is a corporation duly organized and validly existing under all laws applicable to it, and under such laws and its constitutional documents has the necessary capacity, power and authority to enter into the Agreement and to exercise its rights and perform its obligations thereunder, and to sue and be sued in its own name, and has validly taken all necessary corporate action to authorize the execution and delivery of the Agreement;

k)	that a copy of the Agreement identical in content to the pdf copy referred to in Section 1 lit. a) above has been duly executed and delivered to the Issuer by representatives of each party thereto, other than the Issuer, who were validly authorized for such purpose, and such execution and delivery is valid under any applicable foreign laws and is binding on all parties thereto other than the Issuer;

l)	that by the date of this letter, none of the parties to the Agreement is insolvent or over-indebted (in case of Swiss companies in the sense of article 725 of the Swiss Code of Obligations (the "CO")), has passed a resolution for its

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dissolution, winding-up or liquidation, no petition has been presented or order made by a court or other competent authority for the dissolution, winding-up, liquidation, bankruptcy, moratorium, composition with creditors or administration of any party or for the ordering of 'measures in case of a danger of insolvency' pursuant to articles 25 et seq. of the Swiss Federal Act on Banks and Savings Institutions and no receiver, trustee in bankruptcy, administrator or similar officer has been appointed in relation to any of the parties or any of their assets or revenues;

m)	that all authorizations, consents, licenses, exemptions, notices, filings, publications or registrations which may be necessary under any applicable laws or regulations, other than the laws of Switzerland, the Articles or the Organizational Regulations, in connection with the execution and delivery of the Agreement and the filing of the Prospectus Supplement have been or will be duly obtained or made in time, remain in full force and effect at the date of this letter and, where relevant, will be obtained and maintained in the future, and that any related conditions have been fulfilled and any related covenants will be complied with;

n)	that the terms of the Agreement, including without limitation the choice of law and the submission to the federal courts of the United States of America located in the Borough of Manhattan in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (the "NY Courts") expressed therein, constitute valid, binding and enforceable obligations and agreements of the parties thereto under the laws of the State of New York (USA) by which it is expressed to be governed, and under all other relevant laws other than the laws of Switzerland;

o)	that where any obligation under the Agreement is to be performed in or under the laws of a jurisdiction other than Switzerland, such performance will not be illegal or unenforceable by virtue of the laws of that jurisdiction;

p)	that each party to the Agreement other than the Issuer has performed and will perform all of its obligations under such agreement in accordance with its terms; and

q)	that there are no facts, circumstances or events not reflected in the text of the documents listed in Section 1 above which would be relevant to our opinions expressed herein.

3	Opinions

Based upon and subject to the foregoing assumptions, and subject to the qualifications and limitations set out below, we are of the opinion that under the laws of Switzerland as currently in force and interpreted:

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a)	the Issuer is a company limited by shares (Aktiengesellschaft) incorporated and validly existing under Swiss law, established with unlimited duration, with the capacity to sue or be sued in its own name, and with the power to carry on business and to own property in accordance with the Articles;

b)	the Issuer has the necessary corporate capacity and power to enter into the Agreement and to perform its obligations thereunder provided that the Issuer still needs to resolve on the issuance of the shares to be delivered under the Agreement;

c)	the Agreement has been duly authorized by and executed on behalf of the Issuer;

d)	no further consent or authorization by, or filing or registration with, any court, governmental or administrative body or agency, or official in Switzerland is required to be obtained or made in connection with the execution and delivery of the Agreement and the contemplated transactions thereunder other than as provided thereunder;

e)	the execution and delivery of the Agreement by the Issuer and the performance by the Issuer of its obligations thereunder, if conducted as described in the Agreement, do not and will not violate Swiss law or the Articles;

f)	the publication of the Prospectus Supplement has been duly authorized by the Issuer;

g)	no voluntary winding-up resolution adopted by the Issuer nor an order for winding-up, bankruptcy or administration of all assets of the Issuer (each a "Liquidation Event") is reflected in the Extract;

h)	except as otherwise described in the Prospectus and in the Prospectus Supplement, there are no legal restrictions on the sale, transfer or distribution of the shares to be delivered under the Agreement under the laws of Switzerland or the Articles;

i)	the choice by the parties to the Agreement of the laws of the State of New York as expressed in section 8 g) of the Agreement, would be recognized as a valid choice of law among the parties thereto under the Federal Act on International Private Law of 18 December 1987, as amended (SR 291; "IPLA");

j)	the submission by the parties to the Agreement to the exclusive jurisdiction of NY Courts would be recognized as a valid submission to jurisdiction in the courts of Switzerland; and

k)	a final and conclusive judgment by a New York court which is enforceable in New York and which decides a dispute under the Agreement between the

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Issuer and Jefferies LLC will be amenable to enforcement against the Issuer in the courts of Switzerland subject to the conditions and limitations set out in the IPLA;

4	Qualifications and Limitations

This letter is subject to Swiss law. The opinions expressed herein are limited to questions arising under the laws of Switzerland, and we express no opinion as to the laws of any other jurisdiction. The opinions expressed herein are subject to the effects of Swiss laws on debt enforcement and insolvency and similar laws affecting the rights of creditors in general (including laws in respect of bankruptcy, moratoria, protective measures and composition or reconstruction proceedings, and related provisions for the avoidance of transactions made to the detriment of or creating a preference among creditors), as well as to the laws and rules of civil procedure and, as the case may be, arbitration rules as applicable to creditors or debtors and claimants and defendants generally. We express no opinion herein as to any matter of accounting or taxation, or as to any regulatory or commercial matter. Our opinions expressed in Section 3 above are further subject to the following qualifications and limitations:

a)	except as explicitly otherwise stated in Section 3 above, we express no opinion on the accuracy of any representation, warranty, calculation, valuation, or statement of fact as may be contained in the documents examined, or any factual backgrounds therein assumed, or on the question whether any conditions therein stated have been fulfilled;

b)	in referring to the terms of agreements or other documents, we express no opinion on whether and to what extent these are sufficiently specific or leave room for interpretation which may become a matter of the discretion of the courts or of an arbitral tribunal;

c)	we express no opinion on the accuracy, correctness or completeness of the Prospectus and Prospectus Supplement; in particular, we express no opinion on whether the Prospectus and Prospectus Supplement provides sufficient information for knowledgeable investors to reach an informed assessment of the Issuer and its securities;

d)	the enforceability of the indemnities given by the Issuer to Jefferies LLC may be limited if a court or arbitral tribunal finds that the respective indemnity undertakings were subject to (i) articles 678 and 680 CO, or (ii) public policy considerations in connection with articles 20 and 21 CO and article 2 of the Swiss Civil Code. In view of these provisions, a Swiss corporation may not repay the nominal share capital and the general reserves in the amount of half or one fifth (in case of a holding company) of the paid in share capital to its shareholders (or to third parties affiliated with shareholders) and may not enter into transactions that are outside of its corporate scope (ultra vires). It is controversial, however, to what extent the prohibitions and limitations

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expressed above also apply to indemnities given in connection with an underwriting. If the courts were to apply these provisions, certain indemnities and representations and warranties of the Issuer under the Agreement might not be enforceable;

e)	enforceability may further be limited with respect to the indemnification undertakings provided by the Issuer if a court considers that an indemnified person has acted willfully or with gross negligence (as set out in article 100 CO) or if a court qualifies the activities conducted by Jefferies LLC as a business carried out under an official license (obrigkeitlich konzessioniertes Gewerbe) within the meaning of article 100 para. 2 CO;

f)	we express no opinion as regards the preservation of shareholders' subscription rights (Bezugsrechte) in connection with the transactions contemplated by the Agreement;

g)	while any Liquidation Event (as defined above) in respect of the Issuer would be required by law to be registered in the relevant Commercial Register, some time may elapse before such registration is made, and the Liquidation Event may deploy its effects prior to and independently of such registration. The absence of registration of any Liquidation Event in the Commercial Register should therefore not be taken as a guarantee that no such event has occurred;

h)	under Swiss substantive law:

(i)	the validity, binding effect and enforceability of rights and obligations of the parties to an agreement may be or become limited by rules of civil and commercial law of general application, including rules in respect of contracting under the influence of error, fraud, misrepresentation, threat or duress, exploitation, insufficiently determined or excessive undertakings, impossibility of performance, material alteration of relevant circumstances (clausula rebus sic stantibus set-off, the exercise of rights and performance of obligations in good faith (Treu und Glauben), and the prohibition of an abuse of rights (Rechtsmissbrauch);

(ii)	notwithstanding a contractual term to the contrary, any power of attorney (or similar type of authorization, power or proxy, including the appointment of a process agent) may be revoked at any time, and such power may be deemed terminated or revoked by operation of law in certain cases;

(iii)	where a person is bound in principle to indemnify another for a damage as a consequence of the breach or non-performance of a contract, a court may set the amount of the indemnification at part only of such

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damage, depending on considerations of the degree of fault, contributory fault, the parties' financial capacity, and other circumstances;

(iv)	the enforcement of the obligations of a party to an agreement, whether before or after judgment, may be limited by prescription or otherwise as a consequence of the lapse of time;

(v)	limitations apply to the validity, binding effect and/or enforceability of contractual terms if and to the extent that they:

-	provide for a party's or third person's determinations to be bind ing or conclusive upon the parties, or for a party or third person to be entitled to proceed or make determinations in its sole discretion or opinion, in matters affecting the legitimate interests of other parties;

-	provide for the indemnification of a party, or for the exoneration of a party from liability, if a court considers that such party (or any person whose acts are for that purpose imputed to it) caused or incurred the relevant damage in a wilful or negligent manner;

-	provide for an obligation of a party that the court considers to constitute a contractual penalty;

-	require a party to provide information, in any instance where the disclosure of such information would be unlawful in view of its nature or the circumstances; or

-	direct that a delivery or communication shall be deemed effective, where such delivery or communication was not in fact made or received;

i)	before a Swiss court:

(i)	the allocation of litigation costs (whether costs of the court or costs of the parties), and obligations to indemnify for such costs, may be determined independently of contractual terms;

(ii)	proceedings may not be commenced, or may be stayed, if their subject matter is already being considered (or has already been decided upon) by another Swiss or foreign court, or an arbitral tribunal;

(iii)	a contractual term to the effect that the court should accept or not accept something as evidence (or as prima facie evidence) for a fact may not be effective;

(iv)	the recognition and enforceability of a final judgement of a New York court in Switzerland is subject to the conditions and limitations set forth in the IPLA. In particular and without limitation to the foregoing, a final judgment of a New York court may not be recognized or enforced in Switzerland if the relevant Swiss authority finds that such recognition

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or enforcement would contravene Swiss public policy (ordre public) (art. 27 para. 1 IPLA), or that a party was not properly served with process pursuant to the law at its domicile or permanent residence, the foreign court's proceedings did not observe basic principles of due process pursuant to Swiss law, or a dispute on the same subject had been submitted to or decided by another court at an earlier time (art. 27 para. 2 IPLA);

j)	the transmission of judicial documents, including service of process, in a manner other than provided by the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters of 15 November 1965 could be held invalid by a court in Switzerland despite a Swiss party having consented to such service and notification;

k)	the enforceability in Switzerland of a foreign judgment rendered against the Issuer is subject to the limitations set forth in (i) the revised Lugano Convention on Jurisdiction and Enforcement of Judgments in Civil and Commercial Matters of 30 October 2007, as amended, (ii) such other international treaties under which Switzerland is bound, and (iii) the Swiss Private International Law Act of 18 December 1987, as amended;

l)	notwithstanding a valid choice of law by the parties to an agreement, a Swiss court will not apply a provision of foreign law if and to the extent that this would, in the court's view, lead to a result violating Swiss public policy (ordre public). Moreover, a Swiss court will apply, notwithstanding a valid choice of foreign law by the parties, any provisions of Swiss law (and, subject to further conditions, of another foreign law) which in the court's view imperatively demand application in view of their specific purpose (lois d'application immédiate). The particulars of performance or examination under an agreement may be governed by the law of the jurisdiction where they do or should occur, rather than by the law generally governing the agreement. In disputes of a commercial nature, a Swiss court may furthermore require a party invoking the applicability of foreign laws to prove their content, and in the absence of such proof apply Swiss substantive law instead;

m)	a Swiss court may disregard an otherwise valid submission to jurisdiction if it considers that a party would thereby be improperly deprived of a Swiss forum;

n)	the enforceability of obligations (including judgment obligations) in Switzerland may be or become affected by rules enacted under the Swiss Federal Act on the Enforcement of International Sanctions of 22 March 2002, as amended (Embargo Act) and/or otherwise in connection with international sanction regimes; and

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o)	for the purposes of enforcement or insolvency proceedings in Switzerland, any claim, judgment or arbitral award expressed in a currency other than Swiss francs will have to be converted into Swiss francs.

In this letter, Swiss legal concepts are expressed in English terms and not in their original terms in an official language of Switzerland. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. This letter may, therefore, only be relied upon under the express condition that any issues of interpretation or liability arising hereunder will be governed by Swiss law.

This letter sets out our opinion on certain matters of Swiss law only, as it is in force, interpreted and applied by the Swiss courts (pursuant to generally accessible legal sources) at the date hereof.

This letter is confidential and rendered solely to the persons to whom it is addressed, as stated on its first page (the "Addressees"), and for the purpose of the transactions herein referred to. We have taken instructions solely from the Issuer, and this letter shall not give rise to an attorney-client relationship between us and any other person. This letter (or the fact of its existence) may not be disclosed to any person other than the Addressees (except, on a confidential and non-reliance basis, to the Addressees' affiliates, the Addressees' auditors and their advisors in respect of those transactions, or as required by law or regulation or order of court, or in seeking to establish a defense in any legal or regulatory proceeding or investigation relating to the matters set out herein), or quoted or referred to in any public document, and it may not be used or relied upon by any other person (including persons to whom disclosure is permitted) or for any other purpose, without our prior written consent in each instance.

This letter is governed by and shall be interpreted in accordance with Swiss law. Our opinions, as set out in Section 3 of this letter, are strictly limited to the matters there explicitly stated, and do not apply by implication to any other matters. We do not assume any obligation to inform you of any facts or changes of law occurring or coming to our attention after the date of this letter, and which might have an impact on any matters addressed in our opinions.

Yours faithfully,

/s/ Bär & Karrer AG